

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2015

<u>Via E-mail</u>
Mr. Brian Kistler
Chief Financial Officer
Success Holding Group International, Inc.
531 Airport North Office Park
Fort Wayne, Indiana 46825

      Re: **Success Holding Group International, Inc.**
             Form 10-K for Fiscal Year Ended February 28, 2014
             Filed June 13, 2014
             File No. 333-188563
             Form 10-KT for the Transition Period from February 28, 2014
              to December 31, 2014
             Filed March 10, 2015
             File No. 000-55313

Dear Mr. Kistler:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant